

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

<u>Via Facsimile</u>
Mr. Yuejian (James) Wang
Principal Executive Officer
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re:** **China Direct Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 23, 2010**
> **Form 10-K/A for the fiscal year ended September 30, 2010**
> **Filed January 28, 2011**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q/A for the quarterly period ended June 30, 2011**
> **Filed September 9, 2011**
> **Response letter dated August 5, 2011**
> **File No. 001-33694**

Dear Mr. Wang:

      We have reviewed your response letter dated August 5, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 – Capital Stock, page 15

1.   We have read your response to comment four in our letter dated July 22, 2011 including details of the adjustments you believe would be required to correct previously issued financial statements. However, the accounting upon which your analysis is based, encompassing both the convertible preferred stock and Series A warrants, does not appear to be consistent with EITF 07-5.

Under EITF 07-05 you would need to account for the conversion feature of the preferred stock and the Series A warrants as derivative liabilities. That is, upon adopting this guidance you should have recorded the conversion feature and the Series A warrants at fair value, and the remaining outstanding preferred stock at face value. We suggest that you read EITF 07-5, paragraphs 15 and 16 and Example 8, now situated in FASB ASC 815-40-15-7C through 7F; and 815-40-55-33 and 34. Accordingly, your accounting for the beneficial conversion feature would no longer be applicable and should have been eliminated.

The guidance in SFAS 133, paragraphs 12, 17 and 18, now situated in FASB ASC 815-15-25-1, 815-10-35-1 and 2, clarifies that in periods subsequent to January 1, 2009, the adoption date for EITF 07-5, you would need to continue accounting for the conversion feature and Series A warrants at fair value, with any adjustments necessary to mark them to market being reported in your statements of operations. We expect this accounting would encompass and reflect any subsequent changes in the conversion price of the preferred stock and exercise price of the Series A warrants, as may occur under your exercise price reset provisions.

Please recalculate the adjustments that would be necessary to correctly report your accounting for the conversion feature of the preferred stock and the Series A warrants beginning on January 1, 2009, including the cumulative effect of adopting EITF 07-5. For each subsequent quarterly period, please quantify the adjustments you would need to record to correct your financial statements.

Finally, please tell us whether you believe your previously issued financial statements are materially misstated and submit the disclosures that would satisfy the requirements of FASB ASC 250-10-50-7 and 11. If you regard these errors as not material to your previously issued financial statements, provide an analysis showing how you considered the materiality of these errors on both a quantitative and qualitative basis, following the guidance in SAB Topics 1.M and 1.N.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding our comment on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director